QUANTMRE HEI HOLDINGS I, LLC

(a Delaware limited liability company)

AUTHORIZING RESOLUTION CREATING, AND FIXING AND DETERMINING THE RELATIVE RIGHTS, POWERS, AUTHORITY, PRIVILEGES, PREFERENCES, DUTIES, RESPONSIBILITIES, LIABILITIES AND OBLIGATIONS OF, SERIES 000-1, AS A SEPARATE AND DISTINCT SERIES OF QUANTMRE HEI HOLDINGS I, LLC

WHEREAS, Section 5.2(a) of the Limited Liability Company Agreement (the “LLC Agreement”) of QUANTMRE HEI HOLDINGS I, LLC, a Delaware limited liability company (the “Company”), grants full power and authority to EQRE Manager, LLC, a Delaware corporation (the “Manager”), to create a Series (as that term is defined in the LLC Agreement) and authorize the issuance of Interests (as that term is defined in the LLC Agreement) in such Series, by way of an Authorizing Resolution (as that term is defined in the LLC Agreement);

NOW, THEREFORE, BE IT RESOLVED, that:

1)This writing shall be an Authorizing Resolution within the meaning of the LLC Agreement by which the Manager creates the Series 000-1 (the “Investment Series”) as a separate and distinct Series of the Company, and authorizes the issuance of Interests in the Investment Series, in each case effective as of the date set forth below, subject to the provisions of the LLC Agreement and this Authorizing Resolution.

2)For purposes of this Authorizing Resolution, all capitalized terms used but not defined herein shall have the respective meanings given them in the LLC Agreement.

3)The Manager shall manage and conduct the business and affairs of the Investment Series under the name “Series 000-1,” either with or without reference to the fact that the Investment Series is a Series of the Company.

4)The investment objective of the Investment Series shall be to generate current income and capital appreciation by making an investment into one or more assets as more particularly described in the Company’s Offering Circular filed with the SEC. A copy of the Offering Circular is attached to this Authorizing Resolution as Exhibit A.

5)The Members and Assignees of the Investment Series and the Interests in the Investment Series held by such Members and Assignees shall have (a) the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations set forth in this Authorizing Resolution and (b) except to the extent otherwise provided in this Authorizing Resolution, the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations set forth in the LLC Agreement.

6)The number of Interests and Capital Accounts in the Investment Series shall be unlimited, and the Investment Series shall not be subject to any maximum aggregate amount of Capital Contributions it may accept from investors.

7)The Investment Series shall provide to Members and Assignees, or cause to be provided to Members and Assignees, reports and financial information as determined by the Manager.

8)The Fiscal Year of the Investment Series shall be the calendar year, unless the Manager determines otherwise and gives Notification of such determination to the Members and Assignees.

9)The Fiscal Quarters of the Investment Series shall be the calendar quarters, unless the Manager determines otherwise and gives Notification of such determination to the Members and Assignees.

10)The Accounting Periods of the Investment Series shall be determined as follows:

(a)The initial Accounting Period of the Investment Series shall commence as of the date on which the Investment Series first issues an Interest to a Member and close as of the close of business on the last Business Day of the calendar month in which the Initial Closing occurs.

(b)Each subsequent Accounting Period shall commence immediately after the close of the first preceding Accounting Period and close as of the close of business on the first to occur of (a) the last Business Day of the calendar month in which such Accounting Period commenced; (b) the Business Day immediately prior to the effective date of any Capital Contribution to the Investment Series; (c) the Business Day as of which a Capital Withdrawal from the Investment Series is effected; (d) a date determined by the Manager; and (e) the date upon which the winding up of the business and affairs has been completed pursuant to the LLC Agreement.

11)The Investment Series will keep its financial books under the cash method of accounting (and, except as explicitly provided in this Authorizing Resolution, in accordance with U.S. generally accepted accounting principles consistently applied).

12)The Manager shall determine the amount of the Liabilities associated with the Investment Series in accordance with generally accepted accounting principles (except as otherwise provided in Section 8.3(d) of the LLC Agreement).

13)The Manager shall value the Investment Series’ assets (generally mortgage loans and real property) at the Investment Series’ accumulated cost, which includes the cost of acquisition, plus cost of due diligence, servicing, the payment of other claims on the underlying property when deemed advisable by the Manager, and holding and transaction fees and expenses. Notwithstanding the above, if, in the good faith determination of the Manager, an asset has become materially impaired over a significant period of time, such that in the opinion of the Manager, the asset ought to be revalued to reflect a significant downward valuation of the asset, the Manager has discretion to adjust the value of the asset downward to reflect their good faith, subjective determination of the new, lower value of the asset.

14)The targeted investment amount for the Investment Series shall be $280.950.

15)The minimum investment amount for the Investment Series shall be $100.

16)The Investment Series will bear fees, costs and expenses as reasonably determined by the Manager.

17)The Investment Series will bear a Management Fee equal to one percent (1%) per annum to be charged monthly in arrears.

The Manager has duly executed this Authorizing Resolution as of this 21st day of April 2023.

EQRE Manager, LLC

By: Quantm.One, Inc.

By: Matthew Sullivan

Name: Matthew Sullivan

Title: Chief Executive Officer